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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                              Cambex Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   132008103
- --------------------------------------------------------------------------------
                                (CUSIP Number)

Associated Capital, L.P.                                  Margery K. Neale, Esq.
A Cap, Inc.                            Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                                                    919 Third Avenue
Selig A. Zises                                          New York, New York 10022
Nancy J. Frankel-Zises                                            (212) 758-9500
477 Madison Avenue, 14th Floor
New York, NY  10022
(212) 872-9660
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 30, 1996
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1

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                             SCHEDULE 13D

CUSIP No.  132008103                        Page     2      of      4     Pages
           -------------                         ----------     ---------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                           SELIG A.  ZISES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                     (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS
                           PF, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              |_|


6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES

                       7       SOLE VOTING POWER
                                              43,600

      NUMBER OF        8             SHARED VOTING POWER
       SHARES                                 0
    BENEFICIALLY
      OWNED BY         9             SOLE DISPOSITIVE POWER
        EACH                                  43,600
      REPORTING       10            SHARED DISPOSITIVE POWER
       PERSON                                 0
         WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            43,600

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            0.5%


14       TYPE OF REPORTING PERSON*
                           IN



- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                       2

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                                 SCHEDULE 13D

                  This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 28, 1995, as amended by Amendments No. 1 and 2 thereto (the "Statement") with respect to the common stock, $.10 par value per share, of Cambex Corporation (the "Common Stock"). Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 3.           Source and Amount of Funds

                  Selig A. Zises purchased an aggregate of 77,100 shares of Common Stock at an aggregate cost of $524,238.00 using his own funds. Lynn Zises purchased an aggregate of 84,000 shares of Common Stock at an aggregate cost of $703,500.00 using her own funds.

                        All of the amounts reported herein are net of commissions.

Item 4.           Purpose of Transaction

                  The purchases of Common Stock reported herein were done for investment purposes.

                  Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of
Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Selig A. Zises is the beneficial and record owner of an aggregate of 43,600 shares of Common Stock, or 0.5% of the outstanding shares of Common Stock, in Mr. Zises' personal account and Individual Retirement Account ("IRA"). In addition, as described below, Mr. Zises also may be deemed to own beneficially any shares of Common Stock held in the account of his daughter, Lynn Zises. Currently, no Common Stock is held in the account of Lynn Zises.

                  Selig A. Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 43,600 shares of Common Stock, consisting of all of the shares held in Mr. Zises' personal and IRA accounts. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, any shares of Common Stock which may hereinafter be held in Lynn Zises' account.


                  The number of shares beneficially owned by Mr. Zises and the percentage of outstanding shares represented hereby have been computed in accordance with Rule 13d-3

                                       3

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under the Securities Exchange Act of 1934, as amended. The percentage of ownership of Mr. Zises is based on 8,975,000 outstanding shares of Common Stock of the Issuer based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 29, 1996.

                  (c) All transactions in the Common Stock effected by Mr. and Ms. Zises during the past 60 days are set forth in Exhibit C hereto and are incorporated herein by reference. All such transactions were effected in the open market. There have been no transactions in the Common Stock effected by the other Reporting Persons during the past sixty days.

Item 7.           Material to be Filed as Exhibits

                  Exhibit C.  Transactions in Common Stock of the Issuer.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                          /s/ Selig A.  Zises
                                          --------------------------------
                                          SELIG A. ZISES


Dated:  September 23, 1996



                                       4


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                                                                      Exhibit C

                         Transactions in Common Stock
                                      of
                              CAMBEX CORPORATION
                                 as of 8/30/96


                                             Trade Date              # of shares           Price               Net $
                                             ----------              -----------         --------           -----------
Selig Zises                                    12/12/95                  -84,000           $8.345          ($700,980.00)
                                               12/22/95                   27,100           $6.780            $183,738.00
                                               12/22/95                   50,000           $6.810            $340,500.00
                                                 4/9/96                   -2,500           $5.920           ($14,800.00)
                                                4/10/96                   -2,500           $5.920           ($14,800.00)
                                                4/11/96                   -2,000           $5.500           ($11,000.00)
                                                4/12/96                   -2,000           $5.625           ($11,250.00)
                                                4/15/96                   -2,000           $5.625           ($11,250.00)
                                                4/16/96                   -2,000           $5.625           ($11,250.00)
                                                4/17/96                   -2,000           $5.625           ($11,250.00)
                                                6/10/96                  -20,000           $6.500          ($130,000.00)
                                                8/13/96                   -2,500           $4.375           ($10,937.50)
                                                8/15/96                   -2,500           $4.375           ($10,937.50)
                                                8/20/96                   -1,000           $3.750            ($3,750.00)
                                                8/30/96                   -2,500           $3.300            ($8,250.00)

Lynn Zises                                     12/21/95                  -10,000           $6.875           ($68,750.00)
                                               12/22/95                   -2,400           $6.815           ($16,356.00)
                                               12/22/95                  -27,100           $6.720          ($182,112.00)
                                               12/27/95                   84,000           $8.375            $703,500.00
                                                5/28/96                  -15,000           $7.000          ($105,000.00)
                                                7/12/96                   -2,500           $5.045           ($12,612.50)
                                                7/15/96                   -7,500           $4.920           ($36,900.00)

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
                                             Trade Date              # of shares           Price                Net $
                                             ----------              -----------         --------          -------------
                                                7/18/96                   -2,300           $4.670           ($10,741.00)
                                                7/19/96                   -2,500           $4.520           ($11,300.00)

                                                7/22/96                   -2,500           $4.545           ($11,362.50)
                                                7/23/96                   -2,500           $4.920           ($12,300.00)
                                                7/23/96                   -2,500           $4.795           ($11,987.50)
                                                7/24/96                   -2,500           $4.920           ($12,300.00)
                                                7/25/96                   -2,500           $4.545           ($11,362.50)
                                                7/26/96                   -2,500           $4.545           ($11,362.50)
                                                7/29/96                   -2,500           $4.170           ($10,425.00)
                                                7/30/96                   -2,500           $4.170           ($10,425.00)
                                                7/31/96                  -10,000           $4.045           ($40,450.00)
                                                 8/5/96                   -1,000           $4.125            ($4,125.00)
                                                 8/5/96                   -1,500           $4.000            ($6,000.00)
                                                 8/6/96                   -2,500           $3.970            ($9,925.00)
                                                 8/6/96                  -12,500           $4.045           ($50,562.50)
                                                 8/8/96                   -4,000           $4.295           ($17,180.00)
                                                8/12/96                   -2,700           $4.295           ($11,596.50)

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